FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 10th March 2011

DIRECTORATE CHANGE

The Board of Royal Dutch Shell plc (the "Company") announces its intention to propose to the 2011 Annual General Meeting that Linda Gillespie Stuntz be elected a Non-executive Director of the Company with effect from June 1, 2011. She will, if elected, become a member of the Audit Committee with effect from the same date.

Linda Stuntz is a founding partner of the law firm of Stuntz, Davis & Staffier, P.C. in Washington, D.C. Her law practice includes energy and environmental regulation, as well as matters relating to government support of technology development and transfer.

She served as Deputy Secretary of the United States Department of Energy. In that position, and in other senior policy positions at the Department between 1989 and 1993, she played a principal role in the development and enactment of the Energy Policy Act of 1992.

She also helped to develop the Clean Air Act Amendments of 1990, and was active in the implementation of these amendments, particularly the acid rain and alternative fuels programs. In addition, she worked extensively on issues related to potential global climate change and energy-related measures to minimize greenhouse gas emissions.

During both her government service and her private law practice, she has addressed questions arising under the Natural Gas Act, the Natural Gas Policy Act, the Federal Power Act, the Interstate Commerce Act, and the Energy Policy Act of 2005. She frequently serves as an arbitrator in complex cases involving the electric power, natural gas and coal industries.

Between 1981 and 1987, she was an Associate Minority Counsel and Minority Counsel to the Energy and Commerce Committee of the U.S. House of Representatives.

In addition to her legal practice, Linda Stuntz serves on the boards of directors of Raytheon Company and Wittenberg College in Ohio. She served on the board of Schlumberger, Ltd. from 1993-2010. A long-time member of the Energy Bar Association and a frequent speaker on electricity and natural gas regulation, she was named by the Legal Times in May 2005 as one of the leading energy lawyers in the nation. She served as Chair of the Electricity Advisory Committee to the U.S. Department of Energy from 2008-2009. In January 2009, the Committee produced three reports addressing electricity storage, smart grid and "Keeping the Lights On in a New World."

March 10, 2011

Mark Edwards
Deputy Company Secretary

Enquiries:

Shell Media Relations:
International, UK, European Pres	+31 70 377 3600

Shell Investor Relations:
The Hague: Tjerk Huysinga	+ 31 70 377 3996 / +44 207 934 3856
USA: Harold Hatchett	+1 713 241 1019

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 10 March 2011